FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                         Report of Foreign Registrants

                     Pursuant to Rule 13a-16 or 15d-16 of

                        Securities Exchange Act of 1934



                          GRANITE MORTGAGES 04-1 PLC
                Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                               London EC2V 7EX,
                                    England
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court
                               London EC3N 4HJ,
                                    England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                             22 Grenville Street,
                          St Helier, Jersey JE4 8PX,
                                Channel Islands
                   (Address of principal executive offices)


     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F.....X....Form 40-F...........

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes.......No......X.......

     On January 28, 2004 Granite Mortgages 04-1 plc issued and sold certain notes under Registration Statement No. 333-110773. Certain master trust documents which have been amended and restated on or about May 26, 2004 and June 25, 2004, the provisions of which apply to Granite Mortgages 04-1 plc are annexed hereto as Annex A.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.


                                GRANITE MORTGAGES 04-1 PLC

                                By:    L.D.C. Securitisation Director No. 1
                                Limited


                                By:  /s/ Sharon Tyson
                                     -----------------------------------------
                                Name:   Sharon Tyson

                                Title:  Director

Date: June 29, 2004

                                GRANITE FINANCE FUNDING LIMITED


                                By:  /s/ Jonathan Rigby
                                     -----------------------------------------
                                Name:   Jonathan Rigby

                                Title:  Director

Date: June 29, 2004

                                GRANITE FINANCE TRUSTEES LIMITED


                                By:  /s/ Daniel Le Blancq
                                     -----------------------------------------
                                Name:   Daniel Le Blancq

                                Title:  Director

Date: June 29, 2004

                                    ANNEX A

                                 Exhibit index

Exhibit No.     Description of Exhibit                 Sequential Page Number
-------------------------------------------------------------------------------

4.1             Ninth Deed of Amendment to Mortgages Trust Deed
                Ninth Amended and Restated Mortgages Trust Deed
4.2 Fifth Deed of Amendment to Cash Management Agreement Fifth Amended and Restated Cash Management Agreement
4.3 Fifth Deed of Amendment to Administration Agreement Fifth Amended and Restated Administration Agreement
10.1 Eighth Deed of Amendment to Master Definitions Schedule Eighth Amended and Restated Master Definitions Schedule